May 6, 2022

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Janice Adeloye

Re:	Rimini Street, Inc.
Registration Statement on Form S-3, as amended
Filed on May 4, 2022
File No. 333-263236

Dear Ms. Adeloye:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Rimini Street, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Tuesday, May 10, 2022, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker & McKenzie LLP, by calling Lisa A. Fontenot at (650) 251-5944.

Thank you for your assistance with this matter.

Very Truly Yours,

By:	/s/ Seth A. Ravin
Name: Seth A. Ravin
Title: Chief Executive Officer

cc: Lisa A. Fontenot, Baker & McKenzie LLP